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                                                                EXHIBIT 5.3




                             SUBSCRIPTION AGREEMENT

          SUBSCRIPTION AGREEMENT, dated as of July 24, 1996 (this "Agreement") between MCN Financing I, a statutory business trust organized under the laws of the State of Delaware (the "Trust") and MCN Corporation, a Michigan corporation (the "Buyer").

          In consideration of the foregoing, and intending to be legally bound hereby, the parties hereto agree that, subject to the conditions contained herein, the Buyer will purchase from the Trust and the Trust will sell to the Buyer the Trust's 8 5/8% Common Securities (liquidation amount of $25 per common security), representing undivided beneficial interests in the Trust (the "Common Securities"), equal to an aggregate liquidation amount of approximately 3% of the total capital of the Trust.

                       SALE OF STOCK AND TERMS OF PAYMENT

          1.01 The Sale. Upon the terms and subject to the conditions of this Agreement, on July 26, 1996 (the "Closing Date"), the Trust will issue, sell and deliver to the Buyer, and the Buyer will accept and purchase from the Trust, 98,970 Common Securities (the "Amount"). The
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Amount shall be subject to the adjustments provided for in Section 1.03 hereof.

          1.02 Purchase Price. Upon the terms and subject to the conditions contained in this Agreement, and in consideration of the aforesaid issuance, sale and delivery of the Common Securities, on the Closing Date the Buyer will pay or cause to be paid to the Trust $2,474,250.00 in cash (the "Purchase Price") for the Amount. The Purchase Price shall be subject to the adjustments provided for in Section 1.03 hereof.

          1.03 Amount and Purchase Price Adjustment. If on the Closing Date, after giving effect to the issuance and sale of the Trust's 8 5/8% Trust Preferred Securities, the Amount does not equal an aggregate liquidation amount of at least 3% of the total capital of the Trust, the Amount shall be adjusted to equal an aggregate liquidation amount of at least 3% of the total capital of the Trust and the Purchase Price shall be adjusted accordingly.





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          IN WITNESS WHEREOF, each of the Trust and the Buyer has caused this
Agreement to be signed by its duly authorized officers as of the date first above written.


                                                  MCN FINANCING I



                                                  By: /s/ Daniel L. Schiffer
                                                     -------------------------
                                                  Name:     Daniel L. Schiffer
                                                  Title:    Regular Trustee


                                                  MCN CORPORATION



                                                  By: /s/ Sebastian Coppola
                                                     -------------------------
                                                  Name:     Sebastian Coppola
                                                  Title:    Vice President and
                                                            Treasurer